UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Radware Ltd.

(Exact Name of Registrant as Specified in Charter)

Israel	000-30324	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

22 Raoul Wallenberg Street, Tel Aviv, Israel	6971917
(Address of Principal Executive Offices)	(Zip Code)

Guy Avidan

Chief Financial Officer
+972-3-7668666

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from: January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report (including exhibits) may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Any forward-looking statements made herein (or therein) that are not statements of historical fact, including statements about Radware’s plans, objectives, expectations, beliefs, projections, future financial performance, business strategies, market opportunities, and developments in our industry, are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project,” “forecast,” “target,” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.”

Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global market and economic conditions; our dependence on independent distributors; disruptions in our supply chain, including shortages of components or manufacturing capacity; our reliance on a limited number of vendors; our ability to attract, train and retain qualified personnel; intense competition in the cybersecurity and application delivery markets; our ability to develop new solutions and enhance existing solutions; risks related to defects, vulnerabilities or failures in our products or services, including cybersecurity incidents affecting our systems or those of our customers; risks associated with the use of artificial intelligence technologies, including evolving regulatory frameworks, litigation exposure and reputational considerations; risks related to our information technology systems, including failures, disruptions or security breaches; outages, interruptions, or delays in hosting or cloud-based services; risks related to the interoperability of our products; risks associated with our global operations; and geopolitical risks, including instability in the Middle East and Israel.

These factors are not exhaustive. For a more detailed description of the risks and uncertainties affecting Radware, please refer to Radware’s Annual Report on Form 20-F and other reports filed with or furnished to the Securities and Exchange Commission ("SEC") from time to time.

Forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law, Radware undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of such statements. Radware’s public filings are available from the SEC’s website at www.sec.gov or on Radware’s website at www.radware.com.

INTRODUCTION

This Specialized Disclosure Report on Form SD (this “Form SD”) of Radware Ltd. (“Radware,” the “Company”, “our” or “we”) for the year ended December 31, 2025 is presented to comply with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”).

The Rule was adopted by the SEC to implement reporting and disclosure requirements related to “Conflict Minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, originating in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”), as directed by the Rule.

Our responsible sourcing efforts were designed to align, in all material respects, with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) and related Supplements (the “OECD Guidance”). The OECD Guidance distinguishes between the roles of and the corresponding due diligence recommendations addressed to upstream companies and downstream companies in the supply chain, whereby “upstream” generally means the mineral supply chain from the mine to smelters or refineries, and “downstream” generally means the minerals supply chain from smelters/refiners to retailers. Accordingly, we designed our due diligence measures according to the recommendations of the OECD Guidance for downstream companies that have no direct relationships to smelters or refiners as we believe that we qualify as a “downstream” company.

In connection with the Rule, we have adopted a policy with respect to our sourcing of conflict minerals. The full text of our Conflict Minerals Policy and previously filed Conflict Minerals Reports are available on our website at https://www.radware.com/corporategovernance/conflictminerals

The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference herein.

Section 1 - Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosures and Report

In accordance with the Rule and our Conflict Minerals Policy, we have evaluated our current product lines. As more fully described in the Conflict Minerals Report filed as Exhibit 1.01 hereto (the "Conflict Minerals Report"), our supply chain is very complex and, as a downstream company, we are several tiers removed from smelters and refiners and do not have direct business relationships with smelters or refiners. In particular, the Company and our suppliers purchase cassiterite, columbite-tantalite (coltan), wolframite, gold, or their derivatives, which presently are limited to tin, tantalum, tungsten, and gold (collectively “3TG”) -related materials after processing by smelters or refiners. As a result, despite having conducted a good faith reasonable country of origin inquiry ("RCOI"), we currently do not have sufficient information from our suppliers or independent third party audit bodies (“Third Party Audit”) or other sources to determine the precise country of origin of the conflict minerals used in our products or to identify the facilities used, or likely used, to process those conflict minerals, and we must rely on our In-Scope Suppliers, as defined in the Conflict Minerals Report, to provide information on their upstream supplier sourcing.

In light of the above, we cannot rule out the possibility that some of the necessary conflict minerals in these products originated, or may have originated, in the DRC or other Covered Countries and do not come entirely from recycled or scrap resources. Accordingly, as required by the Rule and in accordance with the OECD Guidance, we have conducted due diligence activities on the source and chain of custody of such necessary conflict minerals, as more fully described in the Conflict Minerals Report. Because our RCOI and due diligence processes rely on related supplier-facing procedures, including supplier engagement, data collection, review of supplier responses and follow-up efforts, there is significant overlap between the procedures we undertook as part of our RCOI and the due diligence measures we employed.

Conflict Minerals Disclosure

Copies of this Form SD and the Company's Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at https://www.radware.com/corporategovernance/conflictminerals.

Item 1.02 - Exhibit

See the Company's Conflict Minerals Report, filed as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 – Exhibits

Item 3.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RADWARE LTD.

Date: May 14, 2026	By:	/s/ Guy Avidan
Guy Avidan
Chief Financial Officer